UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

( Amendment No.     )*

Cango Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

137586 103**

(CUSIP Number)

Mr. Jiayuan Lin

8F, New Bund Oriental Plaza II

556 West Haiyang Road, Pudong New Area

Shanghai 200124

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Yi Gao, Esq.

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

+852-2514-7600

June 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing two Class A ordinary shares. There is no CUSIP number assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 137586 103

1.	Names of Reporting Persons. Jiayuan Lin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 46,365,545(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 46,365,545(1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,365,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited, (ii) 2,741,606 Class A ordinary shares represented by American Depositary Shares that are beneficially owned by Traveler Enterprise Limited, (iii) 1 Class A ordinary share held by Medway Brilliant Holding Limited and (iv) 8,921,048 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him.

(2)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 204,497,595 Class A ordinary shares of the Issuer issued and outstanding as of March 31, 2022, as reported in the annual report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 26, 2022, (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares and (iii) 8,921,048 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised.

The voting power of the shares beneficially owned by the reporting person represents 42.2% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of (i) a total of 204,497,595 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2022, as well as (ii) 8,921,048 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO. 137586 103

1.	Names of Reporting Persons. Traveler Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 37,444,496(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 37,444,496(1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,444,496(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited and (ii) 2,741,606 Class A ordinary shares represented by American Depositary Shares that are beneficially owned by Traveler Enterprise Limited. Traveler Enterprise Limited is wholly owned by Traveler Holdings Limited.

(2)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 204,497,595 Class A ordinary shares of the Issuer issued and outstanding as of March 31, 2022 and (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP NO. 137586 103

1.	Names of Reporting Persons. Traveler Enterprise Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 37,444,496(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 37,444,496(1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,444,496(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited and (ii) 2,741,606 Class A ordinary shares represented by American Depositary Shares that are beneficially owned by Traveler Enterprise Limited.

(2)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 204,497,595 Class A ordinary shares of the Issuer issued and outstanding as of March 31, 2022 and (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

Explanatory Note

As disclosed on a Schedule 13G filed on February 14, 2022 by the Reporting Persons (as defined below), as of December 31, 2021, Traveler Enterprise Limited directly owned 34,702,890 Class B ordinary shares, par value US$0.0001 each, of Cango Inc., a Cayman Islands company (the “Issuer”), and beneficially owned 2,741,606 Class A ordinary shares, par value US$0.0001 each (the “Class A ordinary shares”), represented by American Depositary Shares (“ADSs”), Medway Brilliant Holding Limited directly owned 1 Class A ordinary share and Mr. Jiayuan Lin had the right to acquire 2,504,048 Class A ordinary shares within 60 days after December 31, 2021 pursuant to the terms of the options granted to him under the Issuer’s share incentive plan. This Schedule 13D is being filed by the Reporting Persons in connection with the grant to Mr. Jiayuan Lin of options to purchase an additional 6,000,000 Class A ordinary shares. Going forward, Mr. Jiayuan Lin and the other Reporting Persons will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 1. Security and Issuer

This Schedule 13D relates to the Class A ordinary shares, par value US$0.0001 each (the “Class A ordinary shares”), of Cango Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China. The ordinary shares of the Issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value US$0.0001 each (the “Class B ordinary shares”). Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The ADSs of the Issuer, each representing two Class A ordinary shares, are listed on the New York Stock Exchange under the symbol “CANG.”

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(1)	Jiayuan Lin, a citizen of the People’s Republic of China;

(2)	Traveler Holdings Limited, a company established in the British Virgin Islands; and

(3)	Traveler Enterprise Limited, a company established in the British Virgin Islands and is wholly owned by Traveler Holdings Limited.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). Traveler Enterprise Limited is wholly owned by Traveler Holdings Limited, which is in turn wholly owned by a trust of which Mr. Jiayuan Lin is the settlor and Mr. Jiayuan Lin and his family members are the beneficiaries. Under the terms of this trust, Mr. Jiayuan Lin has the sole power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the securities of the Issuer held directly by Traveler Enterprise Limited. Accordingly, Traveler Holdings Limited and Mr. Jiayuan Lin may be deemed to beneficially own all the ordinary shares beneficially owned by Traveler Enterprise Limited. Medway Brilliant Holding Limited is wholly owned by Mr. Jiayuan Lin. Accordingly, Mr. Jiayuan Lin may be deemed to beneficially own the class A ordinary share held by Medway Brilliant Holding Limited.

The business address of Mr. Jiayuan Lin is 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China. Mr. Jiayuan Lin’s principal business is serving as the co-founder, director and chief executive officer of the Issuer. The registered address of each of Traveler Holdings Limited and Traveler Enterprise Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. The principal business of each of Traveler Holdings Limited and Traveler Enterprise Limited is to hold assets for the trust described above.

(d) and (e). None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The ordinary shares beneficially owned by Traveler Enterprise Limited and Medway Brilliant Holding Limited were acquired for an aggregate consideration of US$3,744.45 with Mr. Jiayuan Lin’s personal funds prior to the Issuer’s initial public offering in July 2018.

As described further in Item 6 below, prior to June 16, 2022, the Issuer has granted the Mr. Lin options to purchase an aggregate of 7,837,460 Class A ordinary shares as compensation for Mr. Lin’s services to the Issuer as director and chief executive officer. Such share options are subject to vesting schedules described in Item 6 below.

On June 16, 2022, the Issuer granted options to purchase 6,000,000 Class A ordinary shares (the “Special Option Grant”) to Mr. Jiayuan Lin. All of such share options vested immediately upon grant and have an exercise price of US$0.7951 per Class A ordinary share.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The securities reported herein were acquired for investment purposes and the Reporting Persons intend to review their investment on a continuing basis. Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of ordinary shares of the Issuer or any securities exercisable for or convertible into ordinary shares of the Issuer, depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

Each Reporting Person, in its capacity as a shareholder or other security holder of the Issuer, and Mr. Jiayuan Lin, in his capacity as a director and the Chief Executive Officer of the Issuer, may engage in communications with one or more other shareholders or other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, and Mr. Jiayuan Lin, in his capacity as a director and the Chief Executive Officer of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, (i) 34,702,890 Class B ordinary shares are held directly by Traveler Enterprise Limited, (ii) 2,741,606 Class A ordinary shares represented by American Depositary Shares are beneficially owned by Traveler Enterprise Limited, (iii) 1 Class A ordinary share is held by Medway Brilliant Holding Limited and (iv) Mr. Jiayuan Lin holds options to purchase up to 8,921,048 Class A ordinary shares exercisable within 60 days of the date hereof.

The percentage of the class of securities beneficially owned is calculated based on (i) 204,497,595 Class A ordinary shares of the Issuer issued and outstanding as of March 31, 2022, as reported in the annual report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 26, 2022, (ii) 34,702,890 Class B ordinary shares beneficially owned by the Reporting Persons, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares and (iii) 8,921,048 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised, as applicable.

The voting power of the shares beneficially owned by Mr. Jiayuan Lin represents 42.2% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of (i) a total of 204,497,595 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2022, as well as (ii) 8,921,048 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In addition to the Special Option Grant, as described further in Item 6 below, the Issuer previously granted certain options to purchase Class A ordinary shares to Mr. Jiayuan Lin pursuant to the Issuer’s 2018 share incentive plan (the “2018 Plan”).

By virtue of the voting agreement described further in Item 6 below, the Reporting Persons and certain parties thereto may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. Each Reporting Person disclaims beneficial ownership of the Class A ordinary shares that may be deemed to be beneficially owned solely by virtue of the voting agreement.

(c) The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Option Grants

On May 25, 2018, the Issuer granted options to purchase 1,668,000 Class A ordinary shares to Mr. Jiayuan Lin. 50% of the share options are exercisable on the second anniversary of the grant date; 25% of the share options are exercisable on the third anniversary of the grant date; 25% of the share options are exercisable on the fourth anniversary of the grant date.

On February 15, 2019, the Issuer granted options to purchase 1,670,732 Class A ordinary shares to Mr. Jiayuan Lin. 50% of the share options are exercisable on the second anniversary of the grant date; 25% of the share options are exercisable on the third anniversary of the grant date; 25% of the share options are exercisable on the fourth anniversary of the grant date.

On October 15, 2020, the Issuer granted options to purchase 1,992,630 Class A ordinary shares to Mr. Jiayuan Lin. 50% of the share options are exercisable on the second anniversary of the grant date; 25% of the share options are exercisable on the third anniversary of the grant date; 25% of the share options are exercisable on the fourth anniversary of the grant date.

On May 1, 2021, the Issuer granted options to purchase 2,506,098 Class A ordinary shares to Mr. Jiayuan Lin. 50% of the share options are exercisable on the second anniversary of the grant date; 25% of the share options are exercisable on the third anniversary of the grant date; 25% of the share options are exercisable on the fourth anniversary of the grant date.

On June 16, 2022, the Issuer granted options to purchase 6,000,000 Class A ordinary shares to Mr. Jiayuan Lin. All of such share options vested immediately upon grant.

As of the date hereof, the exercise price of outstanding options pursuant to the grants described above is US$0.7951 per Class A ordinary share.

Voting Agreement

On June 25, 2019, Mr. Xiaojun Zhang, chairman of the Issuer, and Mr. Jiayuan Lin entered into an amended and restated voting agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, Mr. Zhang and Mr. Lin shall consult with each other and reach a consensus (i) before making a proposal to a shareholders’ meeting of the Issuer and (ii) before exercising voting rights in a shareholders’ meeting of the Issuer.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

A. Joint Filing Agreement by and among the Reporting Persons.

B. Voting Agreement

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2022

JIAYUAN LIN

By:	/s/ Jiayuan Lin

TRAVELER HOLDINGS LIMITED

By:	/s/ Shanica Maduro-Christopher /s/ Joanne Turnbull
	Name:	Rustem Limited represented by Shanica Maduro-Christopher and Joanne Turnbull
	Title:	Director and Authorized Signatory

TRAVELER ENTERPRISE LIMITED

By:	/s/ Jiayuan Lin
	Name:	Jiayuan Lin
	Title:	Authorized Signatory